ICAP
COMPLIANCE MANUAL

POLICY NUMBER 17

CODE OF ETHICS AND PERSONAL SECURITIES TRANSACTION REPORTS

ADOPTION DATE: NOVEMBER 30, 2004

REVISED: March 31, 2009

Policy and Procedures

ICAP allows employees to maintain personal securities accounts provided any such personal investing by the employee or any immediate family or household member is consistent with ICAP's fiduciary duty to our clients. The employee must report all such accounts to ICAP and provide copies of all statements and confirms or reports of transactions on a regular basis to ICAP's Chief Compliance Officer.

A copy of ICAP's Code of Ethics is attached as Appendix G.

Background

Rule 204A-1

On July 2, 2004, the SEC adopted new Rule 204A-1, and related rule amendments, that would require advisers to adopt codes of ethics, covering among other things, personal securities transactions (SEC Rel. No. IA-2256). Each adviser's code of ethics will be required to include:

(1) A standard (or standards) of business conduct that it requires of its supervised persons, which standard must reflect its fiduciary obligations and those of its supervised persons;

(2) Provisions requiring your supervised persons to comply with applicable federal securities laws;

(3) Provisions that require all of its access persons to report, and the adviser to review, their personal securities transactions and holdings periodically as provided below;

(4) Provisions requiring supervised persons to report any violations of the code of ethics promptly to the chief compliance officer or, provided the

chief compliance officer also receives reports of all violations, to other persons designated in the code of ethics; and

(5) Provisions requiring the adviser to provide each of its supervised persons with a copy of its code of ethics and any amendments, and requiring its supervised persons to provide the adviser with a written acknowledgment of their receipt of the code and any amendments.

The code of ethics would also have to require access persons to obtain the adviser's approval before directly or indirectly acquiring beneficial ownership in an initial public offering ("**IPO**") or private placement.

Personal securities transaction reports include initial and annual holdings reports, and quarterly transaction reports.

Holdings reports. The code of ethics must require access persons to submit to the chief compliance officer or other persons designated in the code of ethics a report of the access person's current securities holdings that meets the following requirements:

> *Content of holdings reports.* Each holdings report must contain, at a minimum, (A) The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the access person has any direct or indirect beneficial ownership; (B) The name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person's direct or indirect benefit; and (C) The date the access person submits the report.
>
> *Timing of holdings reports.* Each access person must submit a holdings report: (A) No later than 10 days after the person becomes an access person, and the information must be current as of a date no more than 45 days prior to the date the person becomes an access person; and (B) At least once each 12-month period thereafter on a date selected by the adviser, and the information must be current as of a date no more than 45 days prior to the date the report was submitted.

Transaction reports. The code of ethics must require access persons to submit to the chief compliance officer or other persons designated in the code of ethics quarterly securities transactions reports that meet the following requirements:

> *Content of transaction reports.* Each transaction report must contain, at a minimum, the following information about each transaction involving a reportable security in which the access person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership: (A) The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved; (B) The nature of the transaction (*i.e.*, purchase, sale or any other type of acquisition or disposition); (C) The price of the security at which the transaction was effected; (D) The name of the broker, dealer or bank with or through which the transaction was effected; and (E) The date the access person submits the report.

Timing of transaction reports. Each access person must submit a transaction report no later than 30 days after the end of each calendar quarter, which report must cover, at a minimum, all transactions during the quarter.

Exceptions from reporting requirements. The code of ethics need not require an access person to submit: (i) Any report with respect to securities held in accounts over which the access person had no direct or indirect influence or control; (ii) A transaction report with respect to transactions effected pursuant to an automatic investment plan; or (iii) A transaction report if the report would duplicate information contained in broker trade confirmations or account statements that you hold in your records so long as you receive the confirmations or statements no later than 30 days after the end of the applicable calendar quarter.

Small Adviser Relief. If the adviser has only one access person, that person is not required to submit reports to himself or herself, or to obtain approval for investments in any security in an initial public offering or in a limited offering, if that adviser maintain records of all of that person's holdings and transactions that the person would otherwise be required to report.

Rule 17j-1 under the 1940 Act

For investment advisers with clients which are investment companies, Rule 17j-1 of the Investment Company Act of 1940 also requires an adviser to have a code of ethics and to include specific provisions for the code.